January 12, 2011

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	China Skyrise Digital Service, Inc.
Form 10-K for the Year Ended December 31, 2009
File No. 333-139940

Dear Ms. Collins:

On behalf of China Skyrise Digital Service, Inc. (the “Company,” “we,” or “our”), we hereby respectfully request an extension of the Company’s time to respond to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission, set forth in the Staff’s letter, dated December 10, 2010, with respect to the Company’s current report on Form 10-K for the Year Ended December 31, 2009.

The Company was unable to respond within the prescribed time period due to the fact that it has not completed the process of preparing and integrating the information requested by the Staff. Accordingly, the Company is requesting leave to file a response to the Staff’s comments on today, January 12, 2011.

If you would like to discuss this request for extension or any other matters, please contact Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Very truly yours,

CHINA SKYRISE DIGITAL SERVICE INC.

By: /s/ Mingchun Zhou
Mingchun Zhou
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq. Dawn Bernd-Schulz, Esq.